BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution No. 44, of August 23, 2021, informs its shareholders and the market in general that its Board of Directors has approved an investment of approximately USD 160 million for the construction of a new processed products factory in Jeddah, Saudi Arabia. The investment will be made by BRF Arabia Holding Company, a subsidiary of the Company and the vehicle for the joint venture with the Halal Products Development Company, a subsidiary of the Public Investment Fund (PIF).

The new factory will have a production capacity of approximately 40 thousand tons per year of processed poultry- and beef-based products. The project will allow BRF to increase its local production from 17 thousand to up to 57 thousand tons per year, capturing the growing market demand in the region and from global accounts, as well as solidifying its strategic partnership with Saudi Arabia.

The Company will keep its shareholders and the market in general duly informed of any new developments related to this announcement.

São Paulo, April 21, 2025

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.